Exhibit 21.1

Principal Subsidiaries, Consolidated Affiliated Entity and Subsidiary of Consolidated Affiliated Entity of the Registrant

Wholly owned subsidiaries of the Company	Place of Incorporation
Exacloud (Hong Kong) Limited	Hong Kong
Hangzhou Yun Jia Zhuang Network Technology Co., Ltd.	People’s Republic of China
Guangdong Kujiale Network Technology Co., Ltd.	People’s Republic of China
Coohom (Hong Kong) Limited	Hong Kong
Coohom Inc.	United States
Modelo Inc.	United States

Variable Interest Entity (“VIE”)	Place of Incorporation
Hangzhou Qun He Information Technology Co., Ltd.	People’s Republic of China

Subsidiaries of Variable Interest Entity (“VIE subsidiaries”)	Place of Incorporation
Shanghai Modai Network Technology Co., Ltd.	People’s Republic of China
Hangzhou Meijian Technology Co., Ltd.	People’s Republic of China